Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 25, 2018

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Bramshill Income Performance Fund (the “Fund”)

Dear Ms. Bentzinger:

This correspondence is being filed in response to your oral comments and suggestions of July 16, 2018, to the Trust’s Post-Effective Amendment (“PEA”) No. 138 to its registration statement.  PEA No. 138 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on May 30, 2018, to disclose the addition of a portfolio manager, the ability of the Fund to hold futures and options on futures and engage in securities lending, and a more detailed description of the types of preferred securities in which the Fund invests.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1)	Include disclosure in the Expense Example to clarify that the figures apply whether a shareholder redeems or holds onto shares of the Fund.

The Trust responds that it will add the following disclosure:

The amounts calculated in the Example would be the same even if the assumed investment was not redeemed at the end of each period.

2)	In the Principal Investment Strategies of the Fund, it states that it may hold alternative investments. Clearly describe the alternative investments and provide corresponding risk disclosure.

The Trust responds that it has removed the term “alternative investments.”

3)	In the Principal Investment Strategies of the Fund, disclose the lowest rating of debt securities in which the Fund may invest and disclose if the Fund may invest in securities that are in default.

The Trust responds that it will add disclosure that the Fund may invest in securities that are in default, which may be rated as low as D (default) or its equivalent by the rating agencies.

4)
Because the Principal Investment Strategies of the Fund state that the Fund may invest in preferred stocks, add risk disclosure regarding investments in preferred stocks (i.e. dividends are not guaranteed, stock may be callable, and equity market risk).

The Trust responds that it will provide the following risk disclosure:

Preferred Stock Risk. Preferred stock combines some of the characteristics of both common stocks and bonds.  Preferred stock is typically subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and, therefore, will be subject to greater credit risk than those debt instruments.  In addition, dividends are not guaranteed and the stock may be callable and subject to market risk.

5)	Because the Principal Investment Strategies of the Fund state that the Fund may invest in payment-in-kind preferred stock, add the following payment-in-kind risk disclosure:
•	interest payments deferred in payment-in-kind are subject to the risk that the borrower may default when deferred payments are due in cash at maturity of loan,
•	interest rates on payment-in-kind loans are higher to reflect the time value of money on the deferred interest payments and higher credit risk of borrowers who may need to defer interest payments,
•	payment-in-kind may have unreliable valuations because the accruals require judgment about the ultimate collectability of the deferred payment and the value of the associated collateral,
•	use of payment-in-kind may provide certain benefits to the Fund’s Adviser including increased management fees and incentive compensation, and
•
the required recognition of payment-in-kind interest for U.S. federal income tax purposes may have a negative impact on liquidity because it represents a non-cash component of the Fund’s taxable income that must nevertheless be distributed in cash to investors to avoid it being subject to corporate level taxation.

The Trust confirms that it will add the above disclosure, except for the fourth bullet as the Adviser does not consider that statement to be accurate.

6)
The Principal Investment Strategies includes “contingent convertible securities” in the parenthetical list of preferred stocks.  The Staff takes the position that contingent convertible securities are not preferred stocks and therefore should be moved out of the parenthetical.  In addition, describe the concept of contingent convertible securities in plain English and indicate that such are usually issued by European banks that need to meet certain capital requirements; that they pay a fixed rate of interest but have characteristics of both debt and equity; and, unlike traditional convertible instruments, they are mandatorily convertible to common shares by the issuing bank under certain adverse circumstances (i.e., if issuing bank falls below certain level of capital).

The Trust responds that it will make the suggested changes as follows:

The Fund also may invest in contingent convertible securities, which are fixed income instruments that are convertible into equity if a pre-specified trigger event occurs.  Contingent convertible securities have been popular in the context of crisis management in the European banking industry to meet certain capital requirements; pay a fixed rate of interest but have characteristics of both debt and equity; and, unlike traditional convertible instruments, are mandatorily convertible to common shares by the issuing bank under certain adverse circumstances (i.e., if issuing bank falls below certain level of capital).

7)	Reword the sentence: “The Fund seeks to maintain an average credit rating of investment grade” to clarify that the credit rating applies to portfolio holdings of the Fund and not the Fund itself.

The Trust responds that it has revised the above sentence to state: “The Adviser seeks to maintain the Fund’s portfolio at an average credit rating of investment grade.”

8)	Disclose the dollar weighted average duration of the portfolio of the Fund.

The Trust responds that it will disclose that the dollar weighted average duration of the portfolio of the Fund for the past year is approximately two years, and the range in duration will be revised to between 1 and 9 years based on the Adviser’s assessment of market conditions.

9)	Item 9 states that the Fund may invest in fixed income securities of any duration or maturity. Provide this disclosure also in Item 4.

The Trust responds that it will make this change.

10)
Provide a definition of duration that discloses that duration measures sensitivity to interest rates and not to time. Provide an example showing how an increase of 1% in interest rates affects the value of the Fund’s assets at a given duration.

The Trust responds that it will provide the following disclosure:

Duration is a measure of the sensitivity of the price of a fixed income security (or a portfolio of fixed income securities) to changes in interest rates. The prices of fixed income securities with shorter duration generally will be less affected by changes in interest rates than the prices of fixed income securities with greater duration. For example, a five year duration means the fixed income security is expected to decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1% holding other factors constant.

11)	As the Fund states it may engage in short sales, supplementally confirm that any fees associated with short sales such as dividend interest or expense will be included in the fee table.

The Trust confirms that the Fund had no fees associated with short sales such as dividend interest or expense, but if that should change, such fees associated with short sales such as dividend interest or expense would be reflected in the fee table of future annual updates.

12)
In light of a possible increase in interest rates, and as discussed in IM Guidance Update 2014-01, Risk Management in Changing Fixed Income Market Conditions, provide risk disclosure addressing the possibility of heightened volatility, reduced liquidity, and valuation difficulties that may impact fixed income markets.

The Trust responds that risk disclosure addressing volatility and reduced liquidity is disclosed in Item 9 Interest Rate Risk.  The Trust will add language to disclose possible valuation difficulties and will expand upon Item 4 Interest Rate Risk to address all noted risks.

13)	Change the risk heading “Convertible Preferred Securities Risk” to “Contingent Convertible Securities Risk” as the Staff takes the position that convertible securities are not preferred securities.

The Trust confirms that it will make this change.

14)	As the Fund will be investing in contingent convertible securities, disclose the following risks in Items 4 and 9:
•
securities loss absorption characteristic (i.e., holders of subordinate securities such as these may have to absorb losses in greater proportion than holders of more senior securities and may have greater risk than would holders of the underlying collateral);

•	is for the benefit of the issuer,
•	negatively impact the value of the security to the detriment of the investor,
•	no assurance that the holder would continue to receive any income upon conversion because the bank is not performing well and may not be paying any dividends, and
•	are often rated below investment grade.

The Trust responds that it will add the above risks to the contingent convertible securities risk disclosure in addition to the following risk disclosure in Item 9:

In addition to the general risks associated with fixed income securities and convertible securities, the risks of investing in contingent convertible securities (“CoCos”) include the risk that a CoCo may be written down, written off, or converted into an equity security when the issuer’s capital ratio falls below a specified trigger level or in a regulator’s discretion depending on the regulator’s judgment about the issuer’s solvency prospects. Due to these features, CoCos may have substantially greater risk than other securities in times of financial stress. If the trigger level is breached, the issuer’s decision to write down, write off, or convert a CoCo may result in the Fund's complete loss on an investment in CoCos with no chance of recovery even if the issuer remains in existence.

15)
In the risks section, expand the discussion to include fixed income securities sensitivity to default and the possibility that the issuer may fail to pay principal and interest.  In addition, consider adding prepayment and extension risk disclosure.

The Trust responds that it will expand the risk disclosure as requested, where applicable, and that it will add the following Items 4 and 9 risk disclosure.

Prepayment and Extension Risk. When interest rates fall, issuers of high interest debt obligations may pay off the debts earlier than expected (prepayment risk), and the Fund may have to reinvest the proceeds at lower yields. When interest rates rise, issuers of lower interest debt obligations may pay off the debts later than expected (extension risk), thus keeping the Fund’s assets tied up in lower interest debt obligations.

16)	Specify in Item 4 and Item 9 the specific derivatives in which the Fund principally invests.

The Trust responds that the only derivatives in which the Fund principally invests are futures and options on futures and therefore revises the disclosure to state:

The Fund may make use of ~~derivatives such as~~ futures and options on futures, including U.S. Treasury futures….

17)	Provide updated performance of the Fund.

The Trust responds that the updated performance is provided below:

Performance
The following performance information indicates some of the risks of investing in the Fund. The bar chart shows the Fund’s Institutional Class performance for the calendar year ended December 31, 2017. The table illustrates how the Fund’s average annual returns for the period indicated compare with those of a broad measure of market performance. The Fund’s past performance, before and after taxes, does not necessarily indicate how it will perform in the future. Updated performance information will be available on the Fund’s website at www.bramshillfunds.com or by calling the Fund toll-free at 877-BRAMS18 or 877-272-6718.

Calendar year ended December 31,

For the year-to-date period ended June 30, 2018, the Fund’s total return was 2.03%. During the period of time shown in the bar chart, the Fund’s highest quarterly return was 1.89% for the quarter ended March 31, 2017, and the lowest quarterly return was -1.16% for the quarter ended December 31, 2017.

Average Annual Total Returns
For the Calendar Year Ended December 31, 2017
Institutional Class	1 Year	Since Inception April 11, 2016
Return Before Taxes	1.27%	2.36%
Return After Taxes on Distributions	0.05%	1.22%
Return After Taxes on Distributions and Sale of Fund Shares	0.97%	1.39%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	3.54%	2.76%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on your situation and may differ from those shown.  Furthermore, the after-tax returns shown are not relevant to those who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts (“IRAs”).

In certain cases, the figure representing “Return after Taxes on Distributions and Sale of Fund Shares” may be higher than other return figures for the same period. A higher after-tax return results when a capital loss occurs upon redemption and provides an assumed tax deduction that benefits the investor.

18)	The Staff notes that Item 9 is virtually identical to Item 4. Expand the disclosure in Item 9 to reflect how strategies are used in the Fund’s investments.

The Trust responds that the disclosure in Item 9 is complete and that the Item 4 disclosure summarizes the information where possible.

19)	Emerging markets are listed in Item 9 but not Item 4. Either disclose in Item 4 or remove from Item 9.

The Trust responds that it has removed the reference to “emerging markets” in Item 9 as it is inapplicable.

20)
Regarding the Adviser’s Prior Performance, please revise to state that the performance shown is that of the accounts managed by Bramshill Investments, LLC (“Bramshill” or the “Adviser”) with substantially similar investment objectives, policies and strategies as the Fund, not by the portfolio managers (the “Composite”).

The Trust responds that Mr. De Gaetano has been primarily responsible for making investment decisions on behalf of the Composite at GLG Partners since 2009 and at Bramshill since 2012.  The Trust responds further that the Prior Performance section disclosure conforms to the Bramwell Growth Fund SEC No-Action Letter (August 7, 1996), and it has confirmed with the Adviser that the senior portfolio managers have the same degree of discretion managing the Fund as they do in managing the Composite.

21)
Regarding the Adviser’s Prior Performance, represent supplementally that the Adviser has the records to support the prior performance calculations as required under Rule 204-2(a)(16) under the Investment Advisers Act of 1940 as amended (the “Advisers Act”).

The Trust responds that it has confirmed with the Adviser that it retains the prior performance calculations as required by Advisers Act Rule 204-2(a)(16).

22)	Regarding the Adviser’s Prior Performance, disclose this is not indicative of the Fund’s future performance.

The Trust responds that it will add such disclosure.

23)	Regarding the Adviser’s Prior Performance, disclose, as applicable, that the Composite reflects the highest fees charged to any account during the performance period.

The Trust responds that the Composite’s performance reflects the average fees charged to accounts during the performance period and that the disclosure is GIPS compliant.

24)
Regarding the Adviser’s Prior Performance, the references to “anticipated operating expenses” and “anticipated expense structure” should be updated to state definitively if the Composite had lower expenses than the Fund.

The Trust responds that the disclosure has been updated to state definitively that the Composite has lower expenses than the Fund.

25)	Regarding the Adviser’s Prior Performance, performance data table for the Composite needs to list net column before gross column.

The Trust responds that it will make this change.

26)	Redemption “in-kind” section must disclose whether in-kind would be pro-rata of portfolio assets, individual assets, or another scenario.

The Trust responds that pro-rata in-kind distribution of portfolio assets disclosure will be added to the section.

Statement of Additional Information

27)
Options, Futures and Other Strategies section discusses “offsetting.” Offsetting is not permitted for all securities. State that the Fund covers such obligations with other Commission or SEC Staff approved measures.

The Trust responds that it will make this revision.

28)
In the concentration discussion, as the Fund and the Adviser may not ignore underlying holdings, disclosure must be added indicating the Fund will consider investments of underlying fund’s holdings, including ETFs, when determining compliance with its own concentration policy.

The Trust responds that it is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Trust notes that the Adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment.    Notwithstanding the foregoing, the Trust confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

29)
Clarify in the concentration discussion that assets allocated to any loan participation where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower.  See Pilgrim Prime Rate Trust SEC No-Action Letter (June 29, 1989).

The Trust respectfully submits that it is appropriate to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy. The Trust recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See Putnam Diversified Premium Income Trust SEC No-Action Letter (July 10, 1989) at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Trust maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this comment.

30)	Proxy Voting Policies and Procedures section is too brief and disclosure should be added more fully describing the proxy voting policies of the Adviser.

The Trust responds that the disclosure in the Proxy Voting Policies and Procedures section reflects the Adviser’s policies and procedures used to vote proxies on behalf of the Fund as required by Item 17(f) of Form N-1A.

31)
The Fund’s Investment Adviser section regarding the recoupment provision of the investment advisory agreement must disclose that the recapture is subject to the lesser of the expense cap at the time of waiver or the expense cap at the time of recapture.

The Trust responds that it will make such revisions.

32)	The Other Accounts Managed disclosure for the new portfolio manager should be updated with information as of the most recent practicable date.

The Trust responds that it will make this change.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios